SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                       -----------------------------


                                SCHEDULE 13D
                               (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                      UNDER THE SECURITIES ACT OF 1934

                            (Amendment No. ___)

                      Pacific Gateway Properties, Inc.
_______________________________________________________________________________

                              (Name of Issuer)

                  Common Stock, par value $1.00 per share
_______________________________________________________________________________
                       (Title of Class of Securities)

                                694329-10-3

                               (CUSIP Number)

                              Michael A. Elrad
                           GEM Value Partners LLC
                         900 North Michigan Avenue
                                 Suite 1900
                        Chicago, Illinois 60611-1575
                               (312) 915-2864
_______________________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             September 21, 1998
_______________________________________________________________________________
          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                       (Continued on following pages)

 CUSIP NO.: 694329-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                            GEM Value/PGP LLC
_______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ( )
                                                                   (b) (_)
_______________________________________________________________________________
3        SEC USE ONLY
_______________________________________________________________________________
4        SOURCE OF FUNDS            WC, OO
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                 (_)
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                                    Delaware
_______________________________________________________________________________
                   7        SOLE VOTING POWER
                            0
           ____________________________________________________________________
NUMBER OF          8        SHARED VOTING POWER
SHARES                      300,000
BENEFICIALLY___________________________________________________________________
OWNED BY           9        SOLE DISPOSITIVE POWER
EACH                        0
REPORTING   ___________________________________________________________________
PERSON            10        SHARED DISPOSITIVE POWER
                            300,000
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         300,000
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              (_)
_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.08%
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON
         OO


                                                            Page 2 of 11 Pages

 CUSIP NO.: 694329-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS
                              GEM Value Fund, L.P.
_______________________________________________________________________________
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) ( )
                                                                  (b) (_)
_______________________________________________________________________________
3        SEC USE ONLY
_______________________________________________________________________________
4        SOURCE OF FUNDS            WC, OO
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                        (_)
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_______________________________________________________________________________
                   7        SOLE VOTING POWER
                            0
            ___________________________________________________________________
NUMBER OF          8        SHARED VOTING POWER
SHARES                      401,700
BENEFICIALLY___________________________________________________________________
OWNED BY           9        SOLE DISPOSITIVE POWER
EACH                        0
REPORTING______________________________________________________________________
PERSON            10       SHARED DISPOSITIVE POWER
                           401,700
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         401,700
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                    ( )
_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.49%
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON
         PN


                                                            Page 3 of 11 Pages

 CUSIP NO.: 694329-10-3                                 13D

1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSON
                            GEM Value Partners LLC
_______________________________________________________________________________

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) ( )
                                                                  (b) (_)
_______________________________________________________________________________
3        SEC USE ONLY
_______________________________________________________________________________
4        SOURCE OF FUNDS            WC, OO
_______________________________________________________________________________
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                        (_)
_______________________________________________________________________________
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                         Delaware
_______________________________________________________________________________
                   7        SOLE VOTING POWER
                            0
          _____________________________________________________________________
NUMBER OF          8        SHARED VOTING POWER
SHARES                      401,700
BENEFICIALLY___________________________________________________________________
OWNED BY           9        SOLE DISPOSITIVE POWER
EACH                        0
REPORTING _____________________________________________________________________
PERSON            10       SHARED DISPOSITIVE POWER
                           401,700
_______________________________________________________________________________
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
         401,700
_______________________________________________________________________________
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                     (_)
_______________________________________________________________________________
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.49%
_______________________________________________________________________________
14       TYPE OF REPORTING PERSON
         OO


                                                            Page 4 of 11 Pages

ITEM 1.           SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is the Common Stock, par value $1.00 per share (the "Common Stock") of Pacific Gateway Properties, Inc., a New York corporation (the "Issuer") with its principal executive office located at 930 Montgomery Street, Suite 400, San Francisco, California 94133.

ITEM 2.           IDENTITY AND BACKGROUND.

         This statement is being filed by GEM Value/PGP LLC ("GEM/PGP"), GEM Value Fund, L.P., a Delaware limited partnership ("GEM") and GEM Value Partners LLC, a Delaware limited liability company (the "General Partner" and, together with GEM/PGP and GEM, the "reporting persons").

         The reporting persons have their principal offices at 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611-1575. GEM/PGP is a limited liability company formed for the purpose of making the investment in the Issuer described herein. GEM is a private investment partnership whose primary activities include investments in marketable securities. GEM is the managing member of GEM/PGP. The General Partner is a limited liability company whose primary activity is to serve as the general partner of GEM.

         (a) -- (c) The names, principal occupation or employment and the name, and, except where such information is provided elsewhere herein, the principal business and address of any organization in which such employment is conducted of each officer and director of the General Partner is set forth below. Unless otherwise indicated below, each of the following persons is a United States citizen and the business address of each of the following persons is c/o GEM Value Partners LLC, 900 North Michigan Avenue, Suite 1900, Chicago, Illinois 60611-1575.

Name                                Principal Occupation or Employment
----                                ----------------------------------

Barry Malkin                        President, Member of Investment Committee
                                    and Manager

Michael A. Elrad                    Executive Vice President, Treasurer,
                                    Member of Investment Committee and Manager

Norman Geller                       Executive Vice President and Member
                                    of Investment Committee

Craig Caffarelli                    Vice President and Manager

Paul Meister                        Vice President and Manager

                                                             Page 5 of 11 Page

         (d) During the last five years, none of the persons identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons identified in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On September 21, 1998, GEM/PGP purchased 300,000 shares of Series 1 Preferred Stock of the Issuer (the "Series 1 Preferred") at $10.00 per share, or $3,000,000 in the aggregate. Capital contributions by the members in GEM/PGP are the source of funds used for such purchase. The working capital of the members of GEM/PGP, including its controlling member, GEM, is the source of such capital contributions to GEM/PGP.

ITEM 4.           PURPOSE OF TRANSACTION.

         The investment described herein is for investment purposes. The reporting persons intend to evaluate their investment in the Issuer on an ongoing basis. Depending on such evaluations, the reporting persons may, at any time and from time to time, purchase additional shares of Common Stock or dispose of some or all of the Common Stock or Series 1 Preferred held by them. In conducting such evaluations, the reporting persons from time to time may discuss the Issuer and its affairs with members of the Issuer's board of directors or management, other holders of Common Stock or other persons.

         The Issuer has informed the reporting persons that it intends to convert to a real estate investment trust ("REIT") by reincorporating the Issuer as a Maryland corporation and adopting revised Articles of Incorporation and Bylaws (collectively, the "Maryland Reincorporation"). GEM/PGP has agreed to approve the Maryland Reincorporation by voting its shares of Series 1 Preferred Stock in favor of the Maryland Reincorporation.

         Pursuant to the Stock Purchase Agreement (as defined below), the Issuer has agreed to cause a designee of GEM/PGP to be elected to the board of directors of the Issuer. GEM/PGP has designated Norman Geller to serve as its designee to the Issuer's board of directors. The Issuer has agreed to cause Mr. Geller to be elected to its board of directors at the earlier to occur of its next scheduled meeting of the board of directors or the Issuer's next annual stockholders meeting.

         GEM and the Issuer have agreed that GEM will assist the Issuer in exploring its strategic options, including a possible sale or merger of the Issuer or possible acquisitions by the Issuer of additional businesses or assets. While the reporting persons do not presently

                                                            Page 6 of 11 Pages
have any such specific plans or proposals, the reporting persons reserve the right to develop plans or proposals respecting the Issuer which include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, acquisitions or dispositions of assets or properties, acquisitions or dispositions of one or more businesses, business combination transactions, changes in the Issuer's management or directors, changes in the Issuer's capital structure or distribution policies, changes to anti-takeover measures or changes in the Issuer's compensation plans or arrangements. Notwithstanding the foregoing, except as disclosed herein the reporting persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item
4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) GEM is the holder of 101,700 shares of Common Stock and GEM/PGP is the holder of 300,000 shares of Series 1 Preferred. Each share of Series 1 Preferred is immediately convertible into one share of Common Stock, subject to adjustment. As a result, GEM and the General Partner may be deemed to be the beneficial owners of 401,700 shares of Common Stock, representing 9.49% of the Common Stock outstanding (as adjusted to reflect the issuance of 300,000 shares of Series 1 Preferred) as of September 21, 1998. The 300,000 shares of Common Stock which GEM/PGP may be deemed to beneficially own represent 7.08% of the Common Stock outstanding (as adjusted to reflect the issuance of 300,000 shares of Series 1 Preferred) as of September 21, 1998.

         (b) The General Partner and GEM may be deemed to share beneficial ownership of the shares of Common Stock held by GEM as well as the shares of Series 1 Preferred held by GEM/PGP (together with the Common Stock underlying such shares of Series 1 Preferred).

         (c) On September 21, 1998, GEM/PGP purchased 300,000 shares of Series 1 Preferred for $10.00 per share, or $3,000,000 in the aggregate. The reporting persons have effected no other transactions in the Common Stock in the past 60 days.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On September 21, 1998, GEM/PGP purchased 300,000 shares of Series 1 Preferred Stock from the Issuer pursuant to a Series 1 Preferred Stock Purchase Agreement dated as of September 21, 1998 (the "Stock Purchase Agreement") between GEM/PGP and the Issuer. In connection with such purchase, GEM/PGP and the Issuer also entered into a Registration Rights Agreement dated as of September 21, 1998 (the "Registration Rights Agreement") between GEM/PGP and the Issuer and GEM/PGP and Richard Osborne Trust, Turkey Vulture Fund XIII, Ltd. and Liberty Self Stor, Ltd. (the "Principal Stockholders") entered into a Stockholders' Agreement and Irrevocable Proxy dated as of September 21, 1998 (the

                                                            Page 7 of 11 Pages

"Stockholders' Agreement"). The Stock Purchase Agreement, the Registration Rights Agreement and the Stockholders' Agreement are each filed herewith as exhibits.

         The following descriptions of the Stock Purchase Agreement, the Registration Rights Agreement and the Stockholders' Agreement do not purport to be complete and reference is made to the full texts of such agreements, which are incorporated herein by this reference.

STOCK PURCHASE AGREEMENT

         Pursuant to the Stock Purchase Agreement, GEM/PGP agreed to purchase 300,000 shares of Series 1 Preferred Stock at $10.00 per share. The closing of such purchase took place simultaneously with the execution of the Stock Purchase Agreement. The Stock Purchase Agreement contained customary representations and warranties by the Issuer and by GEM/PGP.

         The terms of the Series 1 Preferred are set forth in a Certificate of Amendment of the Certificate of Incorporation of the Issuer (the "Certificate of Amendment"). The Certificate of Amendment provides, among other things, that the shares of Series 1 Preferred are entitled to a liquidation preference of $10.00 per share (the "Liquidation Preference"). Distributions by the Issuer of the proceeds of (i) sales or other dispositions of assets, (ii) morgages, financings or refinancings of assets, (iii) borrowings by the Issuer or its subsidiaries, or (iv) sales of Common Stock or other securities of the Issuer or its subsidiaries (other than pursuant to certain employee benefit plans) (such proceeds, "Sale or Refinancing Proceeds") must be made first to holders of shares of Series 1 Preferred Stock and, when paid, cause a reduction in the Liquidation Preference.

         Shares of Series 1 Preferred are convertible at the election of GEM/PGP into shares of Common Stock on a one-for-one basis, subject to adjustment. If distributions of Sale or Refinancing Proceeds have been made to holders of shares of Series 1 Preferred, then, under certain circumstances, the holders of shares of Series 1 Preferred may be required to repay to the Issuer the amount of some or all of such distributions in connection with converting such shares of Series 1 Preferred into shares of Common Stock. The general circumstances giving rise to such obligation to repay are where distributions of Sale or Refinancing Proceeds have been made to holders of shares of Series 1 Preferred and to holders of shares of Common Stock in unequal amounts (on a per share basis) such that a holder of one share of Series 1 Preferred Stock has received greater distributions from Sale or Refinancing Proceeds in the aggregate than would have been received by a holder of one share of Common Stock issued on September 21, 1998.

         Shares of Series 1 Preferred are entitled to one vote for each share of Common Stock into which such Series 1 Preferred are then convertible with respect to any questions upon which holders of Common Stock have the right to vote. In addition, the shares of Series 1 Preferred are entitled to a class vote with respect to certain matters which would alter their rights or the terms of the Series 1 Preferred.

                                                             Page 8 of 11 Pages

         Pursuant to the Stock Purchase Agreement, the Company has agreed that, so long as GEM/PGP or its affiliates hold at least 100,000 shares of the combined total of Series 1 Preferred and Common Stock, the Company will cause a designee of GEM/PGP to be elected to the Issuer's board of directors at the earlier to occur of the next scheduled meeting of the Issuer's board of directors or the Issuer's next annual meeting of stockholders. GEM/PGP has indicated that Norman Geller initially will serve as its designee to the Issuer's board of directors.

         Under the Stock Purchase Agreement, the Issuer agreed to release GEM and its affiliates from certain restrictions on its ability to engage in tender or exchange offers, mergers or other business combinations involving the Issuer or to acquire or sell additional securities of the Issuer which had been agreed to pursuant to a confidentiality agreement entered into between the Issuer and GEM in June 1998.

         The Issuer has agreed that GEM/PGP will be exempt from the REIT ownership limits which will apply to other stockholders of the Issuer as a result of the Maryland Reincorporation so long as GEM/PGP complies with certain representations designed to ensure that the Issuer will continue to qualify as a REIT for federal tax purposes.

         GEM/PGP has waived its liquidation rights under the terms of the Series 1 Preferred with respect to the Maryland Reincorporation.

REGISTRATION RIGHTS AGREEMENT

         Under the Registration Rights Agreement, GEM/PGP is entitled to certain "demand" and "incidental" registration rights on customary terms with respect to potential future sales of shares of Series 1 Preferred or the underlying shares of Common Stock. Until September 21, 2000, registration expenses incurred as a result of a demand registration will be shared equally between the Issuer and GEM/PGP. The registration expenses of all other registrations will be borne by the Issuer. Pursuant to the Registration Rights Agreement, GEM/PGP has agreed to refrain from selling shares of Series 1 Preferred Stock or Common Stock through open-market transactions for up to 180 days after certain registered offerings made by the Issuer if requested to do so by the underwriters.

STOCKHOLDERS' AGREEMENT

         Under the Stockholders' Agreement, the Principal Stockholders have agreed that if any of them receives and elects to accept one or more bona fide offers to purchase in the aggregate Common Stock in excess of 200,000 shares (subject to adjustment), GEM/PGP will have the right to participate in such sale on a pro rata basis. Such rights do not apply to certain exempt transfers or to sales in connection with a qualified public offering registered under the Securities Act of 1933.


                                                         Page 9 of 11 Pages

         Under the Stockholders' Agreement, GEM/PGP has agreed to vote all shares of Series 1 Preferred held by it in the same proportion as the holders of shares of Common Stock vote with respect to any "Change in Control Transaction" which may arise prior to the Maryland Reincorporation and with respect to which the Series 1 Preferred Stock may be entitled to a class vote under New York law. A "Change in Control Transaction" is defined to mean a sale of a majority of the outstanding voting stock of the Issuer, a merger or consoliation in which the beneficial owners of the outstanding voting stock of the Issuer before the transaction do not beneficially own a majority of the outstanding voting stock of the combined entity, a sale of all or substantially all the assets of the Issuer or a reorganization in which a third party will acquire a majority of the voting power of the Issuer. In furtherance of the foregoing, GEM/PGP has granted the Principal Stockholders an irrevocable proxy to vote the shares of Series 1 Preferred in any such class vote.

         The Stockholders' Agreement will terminate upon the earlier of the closing of a Change in Control Transaction or GEM/PGP, any affiliate of GEM/PGP and any limited partner or investor of GEM ceasing to collectively beneficially own at least 60,000 shares of Series 1 Preferred together with any Common Stock issuable upon conversion thereof.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
Number            Description

99.1              Joint Filing Agreement

99.2              Stock Purchase Agreement

99.3              Registration Rights Agreement

99.4              Stockholders' Agreement

99.5              Certificate of Amendment

                                                            Page 10 of 11 Pages

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September  29, 1998

                                    GEM VALUE/PGP LLC
                                    By:  GEM Value Fund, L.P.
                                         Its:  Managing Member

                                         By:  GEM Value Partners LLC
                                         Its: General Partner

                                              By:  /s/ Michael A. Elrad
                                                   ------------------------
                                              Name: Michael A. Elrad
                                              Title: Executive Vice President

                                    GEM VALUE FUND, L.P.
                                    By: GEM Value Partners LLC
                                        Its:  General Partner

                                    By:  /s/ Michael A. Elrad
                                         -------------------------
                                    Name:  Michael A. Elrad
                                    Title: Executive Vice President


                                    GEM VALUE PARTNERS LLC


                                    By:  /s/ Michael A. Elrad
                                         -------------------------
                                    Name:  Michael A. Elrad
                                    Title: Executive Vice President